UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

December 28, 2022

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1. Notice of Delisting

On December 28, 2022, The Nasdaq Stock Market announced that it will delist the American Depositary Shares (“ADS”) of Forward Pharma A/S (the “Company”). The Company’s ADSs were suspended on December 28, 2022, and have not traded on Nasdaq since that time. The Company’s ADSs were added to over-the-counter trading effective December 28, 2022 under the symbol “FWPAY”.

Nasdaq also indicated that it will file a Form 25 with the Securities and Exchange Commission (the “SEC”) to complete the delisting. The delisting will become effective ten days after the Form 25 is filed. The Company intends to file with the SEC a Form 15 requesting the suspension of the Company’s reporting obligations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: December 28, 2022	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer